EXHIBIT 20

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Karen L. Hendricks                          Baldwin Piano & Organ Company
Chairman, President and                     422 Wards Corner Road
Chief Executive Officer                     Loveland, OH  45140-4693
                                            Phone:   513-576-4693
                                            Fax:     513-576-4679


October 12, 1998


Dear Stockholder:

On October 12, 1998, the Board of Directors adopted a Stockholder Rights Plan. This letter briefly describes the Rights Plan and the Board's reasons for adopting it.

First of all, this new Rights Plan is very different from the one we eliminated last April, because in this plan a qualified offer to acquire the company can proceed even without Board approval. In fact, this type of Rights Plan has been endorsed by several major institutional investors.

The Board decided to adopt this Rights Plan for two reasons. First, share prices in general, and Baldwin's stock price in particular, have been declining rapidly
 . . . seemingly without regard to underlying value. In the event a bona fide offer to acquire the Company surfaces, this plan will ensure all shareholders receive a full and fair price. Second, the Board has a duty to protect all shareholders, not just a few, and this plan fulfills that obligation.

The Rights Plan is not intended to, and will not, prevent a takeover of the Company at a full and fair price, including an all cash tender offer for all outstanding shares of the Company that (i) is supported by a firm financing commitment from responsible financial institutions; (ii) is supported by an opinion of a nationally recognized investment bank that the price offered is fair to the Company's stockholders from a financial point of view; (iii) would result in the offeror acquiring at least 75% of the then outstanding voting shares of the Company; and (iv) meets certain other requirements specified in the Rights Agreement (a "Qualifying Offer"). However, the Rights Plan may cause substantial dilution to a person or group that acquires 15% or more of the Company's voting shares (other than pursuant to a Qualifying Offer) unless the rights are first redeemed by the Board of Directors.

The Rights Plan does not in any way weaken the company's financial strength or interfere with its business plans. The issuance of the Rights has no diluting effect, will not affect reported earnings per share, is not taxable to the Company or you, and will not change the way in which the company's shares are traded.

The Rights should not interfere with any merger or other business combination that is in the best interests of the Company and its stockholders, since the Rights may be redeemed by the Company at $0.001 per Right in cash.

The Rights Plan mandates that the company's outside, non-employee directors review the plan at least every two years to determine whether maintaining the plan continues to be in the best interests of the Company, its shareholders and any other relevant constituencies of the Company.

A summary of the terms of the Rights Plan is attached. The summary is not complete and is qualified in its entirety by the Rights Agreement relating thereto, a copy of which can be obtained free of charge from the Company, 422 Wards Corner Road, Cincinnati, OH 45140-8390, Attention: Perry Schwartz.

In adopting the Rights Plan, the Board has expressed its confidence in the Company's future and the Board's determination that you, the stockholders, be given every opportunity to participate fully in that future.

On behalf of the Board of Directors,


Karen L. Hendricks

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                          BALDWIN PIANO & ORGAN COMPANY

                             STOCKHOLDER RIGHTS PLAN

                   SUMMARY OF RIGHTS TO PURCHASE COMMON SHARES

     On October 12, 1998, the Board of Directors of Baldwin Piano & Organ Company (the "Company"), authorized the issuance of one common share purchase right (a "Right") with respect to each outstanding share of common stock, $0.01 par value (the "Common Shares"), of the Company. The rights were issued on October 23, 1998 to the holders of record of Common Shares on October 22, 1998. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $45.00 per Common Share (the "Purchase-Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated October 12, 1998, between the Company and the Provident Bank, as Rights Agent (the "Rights Agent").

     Detachment of Rights: Exercise. Initially, the Rights will attach to all Common Share certificates representing outstanding shares and no separate Right Certificate will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company other than pursuant to a "Qualifying Offer" (as defined in the Rights Agreement) or such earlier or later date (not beyond the thirtieth day after such Shares Acquisition Date) as the Board of Directors may from time to time by resolution adopted prior to the Distribution Date that otherwise would have occurred, or
(ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person.

     Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced, with respect to any of the Common Shares outstanding on October 22, 1998, by the certificates representing such Common Shares with a copy of this Summary of Rights attached thereto, (ii) the Rights will be transferred with and only with the Common Shares, (iii) new Common Share certificates issued after October 12, 1998, upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer of any certificates for Common Shares outstanding as of October 22, 1998, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on October 12, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

     If any person becomes an Acquiring Person, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of Common Shares that at the time of such acquisition would have a market value of two times the Purchase price of the Right.

     If, at any time after a person becomes an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

    Registration and Listing of Common Shares. The offer and sale of the Common Shares issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission but such registration will not be effective until the Rights become exercisable. As described above, however, the Rights will not be transferable separately from the Common Stock until the Distribution Date.

    Anti-dilution and Other Adjustments. The number of Common Shares or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

    The number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

    Exchange Option. At any time after a person becomes an Acquiring Person and before the acquisition by a person or group of 50% or more of the Outstanding Voting Shares (other than pursuant to a Qualifying Offer), the Board of Directors, may, at its option, issue Common Shares in mandatory redemption of, or in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such Acquiring Person or group which would become null and void) at an exchange ratio of one Common Share for each two Common Shares for which each Right is then exercisable, subject to adjustment.

    Redemption of Rights. At any time before a person becomes an Acquiring Person, the Board of Directors, may redeem all, but not less than all, of the then outstanding Rights at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     No Rights as Shareholder. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Amendment of Rights. The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the Distribution Date no such amendment may materially and adversely affect the interests of the holders of the Rights.

     Qualifying Offer. The Rights will not be exercisable if a person or group were to acquire 15% or more of the Voting Shares pursuant to a "Qualifying Offer." A "Qualifying Offer" is defined as an all cash tender offer for all outstanding voting shares of the Company which meets the requirements specified in the Agreement, including:

              (1) the offer is accompanied by firm written commitments from responsible financial institutions to provide funds for such offer which, when added to the offeror's available cash, will be sufficient to pay for all shares on a fully-diluted basis and the second-step transaction described below; and

              (2) after consummation of the offer, the offeror will own at least 75% of the then outstanding voting shares of the Company; and

              (3) the offer remains open for at least 45 Business Days; and

              (4) the offer is accompanied by a written opinion of a nationally recognized investment banking firm stating that the price to be paid in the offer is fair from a financial point of view to the Company's stockholders; and

              (5) the offeror agrees to consummate the second-step transaction in which all shares not acquired upon completion of the tender offer will be acquired at the same price per share paid in such offer.

     Independent Directors Committee. The Independent Directors Committee of the Company will review the Rights Plan at least every two years and, if a majority of the members of the Independent Directors Committee deems it appropriate, may recommend a modification or termination of the Rights Plan.

THIS SUMMARY DESCRIPTION OF THE RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, WHICH IS HEREBY INCORPORATED HEREIN BY REFERENCE.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Form 8-K dated October 12, 1998. A copy of the Rights Agreement is available free of charge from the Company.